December 10, 2018

Robert H. Turner
Executive Chairman
Pareteum Corporation
1185 Avenue of the Americas, 37th Floor
New York, NY 10036

       Re: Pareteum Corporation
           Amendment No. 1 to Registration Statement on Form S-3
           Filed November 30, 2018
           File No. 333-227912

Dear Mr. Turner:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 19, 2018 letter.

Form S-3/A filed November 30, 2018

General

1. We note your response to prior comment 1. Please further explain whether your pseudo-
       enterprise resource planning cloud currently allows for your customers to deploy their own or existing blockchain functionality. Additionally, your response states you "don't believe any services have been launched as of yet that will accept crypto currency for payment." Please confirm whether any such services have been launched or explain why you are unable to provide such a confirmation. Lastly, we note your press release dated
       July 18, 2018 concerning your contract with a "mobile and cryptocurrency enterprise."
       Specifically, explain whether this customer currently uses "[y]our artificial Insights
       Engine, along with [y]our advanced, software based, computer API applications, for
 Robert H. Turner
Pareteum Corporation
December 10, 2018
Page 2
      payment services that utilize blockchain, as well as digital payments and settlements."
      Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or, in his absence, Jan
Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,

FirstName LastNameRobert H. Turner                         Division of
Corporation Finance
                                                           Office of
Information Technologies
Comapany NamePareteum Corporation
                                                           and Services
December 10, 2018 Page 2
cc:       Darrin M. Ocasio, Esq.
FirstName LastName